EXHIBIT 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 (the "Annual Report") of our report dated April 11, 2025, relating to the consolidated financial statements of Blue Moon Metals Inc. for the year ended December 31, 2024. We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-293554) of Blue Moon Metals Inc. of our report dated April 11, 2025 referred to above.

We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.1 to the Annual Report.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants                                                                                                                 Vancouver, Canada

Licensed Public Accountants

April 23, 2026

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street PO BOX 10372, Pacific Centre Vancouver, BC V7Y 1G6	604 687 0947 davidson-co.com